                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-67525

                 SUBJECT TO COMPLETION. DATED DECEMBER 7, 1998.

          Prospectus Supplement to Prospectus dated December 3, 1998.
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE
CHANGED.

                                  $250,000,000
                        CENTRAL POWER AND LIGHT COMPANY

            % Puttable Reset Securities PURS-SM- due              , 20

    Central Power and Light Company will pay interest on the Securities semi-annually on June 1 and December 1 in each year, commencing June 1, 1999.
Until             , 20  , the annual interest rate on the Securities will be
  %.

    On             , 20  , one of two things will happen. Either (1)
(the "Callholder") will exercise its right to purchase all of the Securities from the holders at a price equal to 100% of the principal amount of the Securities; or (2) we will purchase the Securities at a price equal to 100% of the principal amount of the Securities purchased, except for Securities which holders of at least 10% of the outstanding Securities have elected to continue to hold by giving proper notice to the Trustee. If either the Callholder has exercised its right to purchase the Securities or holders of at least 10% of the outstanding Securities have elected to hold such Securities, then the interest rate will be reset by the Calculation Agent on the basis of certain bids the Calculation Agent will request from various dealers, as described in this prospectus supplement.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                       Per Security     Total
                                                                       ------------  -----------
Initial public offering price........................................            %   $
Underwriting discount................................................            %   $
Proceeds, before expenses, to Central Power and Light Company........            %   $

    The initial public offering price set forth above does not include any
accrued interest. Interest on the Securities will accrue from             , 1998
and must be paid by the purchaser if the Securities are delivered after
            , 1998. The proceeds to Central Power and Light Company set forth above include a payment by the Callholder for the call option it will have with respect to the Securities.

------------------------

PURS-SM- is a service mark of Goldman, Sachs & Co.

                            ------------------------

    The underwriters expect to deliver the Securities in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on                , 1998.

GOLDMAN, SACHS & CO.                       NATIONSBANC MONTGOMERY SECURITIES LLC

                           MORGAN STANLEY DEAN WITTER

                                                         WARBURG DILLON READ LLC
                               ------------------

                 Prospectus Supplement dated            , 1998.

                                  THE COMPANY

    We are a public utility company engaged in the production, purchase, transmission, distribution and sale of electricity in south Texas. At December 31, 1997, we supplied electricity to approximately 627,900 retail customers in a 44,000 square mile area with an estimated population of 1,778,000. The largest cities in our service territory are Corpus Christi, Laredo and McAllen. The economy of our service area is based on manufacturing, mining, agriculture, transportation and public utilities. We provide electricity to large industrial customers in the oil and gas extraction, food processing, apparel, metal refining, chemical and petroleum refining, and plastics and machinery equipment industries.

    Central and South West Corporation ("CSW"), a Dallas-based registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended, owns all of our outstanding common stock. On December 22, 1997, CSW and American Electric Power Company, Inc. ("AEP") announced that their boards of directors had approved a definitive merger agreement.

    Our principal executive offices are located at 539 N. Carancahua Street, Corpus Christi, Texas 78401-2802, and our telephone number is (512) 881-5300. Additional information about us, including financial statements and other information, is available in the documents incorporated by reference in this prospectus supplement.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

    Net income for common stock increased $19.2 million to $99.1 million during the third quarter of 1998, from $79.9 million in the third quarter of 1997. This increase was due primarily to increased non-fuel revenues as well as the absence of the impact of the provision for the Final Order (as defined below). The increase in net income for common stock was partially offset by a reduction in base rates associated with the Final Order.

    Net income for common stock increased $45.4 million to $157.4 million during the first nine months of 1998 from $112.0 million in the first nine months of 1997. This increase was due primarily to increased non-fuel revenues and the absence in 1998 of the 1997 provision for the Final Order. The increase in net income for common stock was partially offset by a reduction in base rates associated with the Final Order.

    Our ratio of earnings to fixed charges for the twelve months ended September 30, 1998 was 3.14. For a comparison with the ratio of earnings to fixed charges for each year during the five year period ended December 31, 1997, please see page 6 of the Prospectus.

MERGER UPDATE

    On November 19, 1998, AEP and CSW announced a proposed stipulated settlement agreement (the "Settlement") with the Texas Office of Public Utility Counsel ("OPUC") and the Steering Committee of the cities of McAllen, Corpus Christi, Victoria, Abilene, Big Lake, Vernon and Paducah (the "Cities"), which is subject to ratification by each of the Cities' city councils and approval by the Public Utility Commission of Texas (the "Texas Commission"). The Settlement and supporting testimony were filed with the Texas Commission on November 25, 1998.

    Under the terms of the Settlement, if the Texas Commission approves the Settlement and the merger is completed as planned, (i) we will withdraw a part of our appeal of the Final Order discussed below, (ii) our customers will benefit from rate reductions totaling approximately $114 million over a six-year period, (iii) we will agree not to seek an increase in base rates prior to January 1, 2003, and (iv) OPUC and the Cities will not initiate rate reviews prior to January 1, 2001.

The Settlement also provides for a sharing of off-system sales margins on the wholesale electricity market after the effective date of the merger, and includes affiliate transaction standards and provides for the maintenance of service quality for Texas customers. Hearings to consider the merger, including the Settlement, are scheduled to begin on April 27, 1999. We cannot predict whether the Cities will ratify the Settlement or whether the Texas Commission will ultimately approve the merger or the Settlement.

CPL RATE REVIEW

    Although we filed in 1995 a request with the Texas Commission to increase our annual retail base rates by $71 million, pursuant to the CPL 1997 Final Order (the "Final Order"), entered on October 16, 1997, our annual retail base rates were reduced by $13.5 million as of May 1, 1998, and will be reduced by a further $13.5 million in May 1999. In addition, the Final Order lowered our annual retail base rates by approximately $19 million (or 2.5% from our May 1996 rate level). We have appealed the Final Order to the State District Court of Travis County. Our motion for a temporary injunction to prevent the implementation of the May 1998 base rate reduction was denied. Hearings on the appeal were held during the third quarter of 1998 and focused on the following issues: (i) the classification of $800 million of our investment in the South Texas nuclear project, of which we are a part-owner, as excess cost over market ("ECOM"), which was also assigned a lower return on equity than non-ECOM property, (ii) the methodology used to reduce our annual retail base rates by $13.5 million as of May 1998 and May 1999, and (iii) the $18 million of disallowed transactions with our affiliate, Central and South West Services, Inc. The court has not yet issued its decision. We are unable to predict how these issues will finally be resolved, nor how such resolution will ultimately affect our results of operations and financial condition.

INDUSTRY RESTRUCTURING; LEGISLATION

    We, along with the electric utility industry in general, are being affected by competitive forces. Current legislative and regulatory initiatives are likely to result in even greater competition in both the wholesale and retail markets in the future. As competition in the industry increases, we will have the opportunity to seek new customers and at the same time be at risk of losing customers to other competitors. In addition, we will continue to compete with suppliers of alternative forms of energy, such as natural gas, fuel oil and coal, some of which may be cheaper than electricity. As a whole, we believe that our prices for electricity and the quality and reliability of our service currently place us in a position to compete effectively in the marketplace.

    During the 1997 legislative session, a bill was proposed providing for retail competition in the electric utility industry in Texas by December 31, 2001. Although the legislation failed to pass the 1997 session, Texas Lieutenant Governor Bob Bullock formed a Senate Interim Committee on Electric Utility Restructuring (the "Committee") composed of seven state senators, and charged them with the responsibility of studying and determining any needed statutory changes to create a competitive Texas electric market that is open to all classes of retail customers. In that regard, the Lieutenant Governor charged the Committee with studying a wide variety of issues, including an appropriate date for opening the market, stranded costs, market structure, customer protection standards, reliability and service quality standards, environmental and renewable power issues, the role of regulation in a competitive electric market, and other related markets. The Committee was also asked to make recommendations for required legislative and regulatory action.

    The Committee held a number of hearings throughout the state in 1998. The Committee's final report, which may include legislative recommendations, has not yet been placed before the Texas legislature which will not be in session until January, 1999. Legislation will be considered in the 1999 legislative session regarding the restructuring of the electric utility industry and providing for retail competition.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the Securities and the sale to the Callholder of the Call Option with respect to the Securities, estimated to
be approximately $             , principally to repay outstanding short-term
debt owing to affiliates, which had a blended interest rate of 5.85% as of September 30, 1998. Any remaining proceeds will be used for general corporate purposes, including repayment of the Company's 7 1/2% First Mortgage Bonds which mature May 1, 1999. Any net proceeds not immediately used for these purposes will be temporarily invested in short-term interest-bearing obligations.

                                 CAPITALIZATION

                                                                           CAPITALIZATION AT SEPTEMBER 30, 1998
                                                                   ----------------------------------------------------
                                                                                       (UNAUDITED)
                                                                              (DOLLAR AMOUNTS IN THOUSANDS)
                                                                      ACTUAL          %      AS ADJUSTED(2)       %
                                                                   -------------  ---------  ---------------  ---------
Long-Term Debt(1)................................................  $   1,170,325         41   $   1,420,325          45
CPL-Obligated Mandatorily
  Redeemable Preferred Securities
  of Subsidiary Trust Holding Solely
  Junior Subordinated Debentures of CPL..........................        150,000          5         150,000           5
Preferred Stock..................................................        163,204          6         163,204           5
Common Equity....................................................      1,392,580         48       1,392,580          45
                                                                   -------------        ---  ---------------        ---
      Total......................................................  $   2,876,109        100   $   3,126,109         100
                                                                   -------------        ---  ---------------        ---
                                                                   -------------        ---  ---------------        ---
Short-Term Debt..................................................  $     127,781(3)    --     $           0      --
Long-Term Debt Currently Maturing................................  $     100,000     --       $     100,000      --

------------------------

(1) Our long-term debt consists primarily of $1,026,700 of outstanding First Mortgage Bonds which are secured by a mortgage on substantially all of our properties.

(2) Adjusted to give effect to the consummation of the offering of the Securities and the application of a portion of the estimated net proceeds therefrom to repay short-term debt.

(3) Our short-term debt is expected to exceed $200,000 by January 1999.

                         DESCRIPTION OF THE SECURITIES

    The   % Puttable Reset Securities PURS-SM- due             , 20  (the
"Securities") are a separate series of the Senior Notes described in the accompanying prospectus. Investors should read the prospectus for a detailed summary of additional provisions of the Securities and of the indenture under which the Securities are issued (as supplemented and amended, the "Indenture"). The description of the Securities below supplements the description of the Senior Notes contained in the prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the prospectus.

GENERAL

    The Securities will constitute a series of Senior Notes of the Company, and are to be issued under the Indenture. The aggregate principal amount of the Securities is limited to $250,000,000, but the Indenture does not limit the amount of other Senior Notes that may be issued by the Company. The Securities are unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Securities will
mature on             , 20  (the "Final Maturity"), but the Company may be
required to purchase them
earlier, as described in "--Put Option" below. The Securities may be redeemed at the option of the Company after the Reset Date (as defined below) as described below under "--Optional Redemption." The Securities are not entitled to the benefit of any sinking fund. The Indenture permits the defeasance of the Securities upon satisfaction of the conditions described under "Description of the Senior Notes--Defeasance" in the accompanying prospectus.

    The Company has agreed with the Callholder, as holder of the Call Option (as defined below), that, notwithstanding any provision to the contrary set forth in
the Indenture, from             , 1998 until the Final Dealer (as defined below)
notifies the Company that the remarketing of the Securities is complete (or until the termination of the Call Option, if earlier), the Company will not cause or permit the terms or provisions of the Securities (or of the Indenture, as it relates to the Securities) to be modified in any way that (i) materially changes the nature of the Securities, the interest rate reset provisions of the Securities or the payment and settlement provisions of the Securities or (ii) changes any of the terms of the Call Option, and may not make open market or other purchases of the Securities except pursuant to the Put Option, without, in each case, the prior written consent of the Callholder.

    The Company will issue the Securities in fully registered form in denominations of $1,000 and in $1,000 increments above $1,000. The Bank of New York (the "Trustee") will register transfers and exchanges of the Securities. Principal on the Securities will be payable at the Trustee's corporate trust office at 101 Barclay Street, New York, New York 10286. The Company will initially issue the Securities in global form. See "--Global Securities."

    If any principal, interest or other payment to be made in respect of the Securities (including any payment pursuant to the Call Option or the Put Option) would be due on a day that is not a Business Day (as defined below), payment may be made on the next day that is a Business Day, with the same effect as if payment were made on the due date. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in New York City are authorized or obligated by law to close.

LIMITATION ON LIENS

    The supplemental indenture to the Indenture that establishes the Securities as a series of Senior Notes provides that the covenant summarized in the accompanying prospectus under "Description of the Senior Notes--Limitation on Liens" is applicable to the Securities.

INTEREST

    Each Security will accrue interest at the applicable rate as described
below, from (and including)          , 1998 to (but excluding) the date on which
the principal amount is paid in full. Interest will be payable in arrears on June 1 and December 1 in each year, in each case to the holder of record of the Securities on the May 15 or November 15 next preceding the interest payment date (each an "Interest Payment Record Date"). The Interest Payment Record Date will differ from the record date for the provision of a Hold Notice or for receipt of payment upon exercise of the Call Option or the Put Option, as described below.

    From (and including)             , 1998 to (but excluding)             ,
20  (the "Reset Date"), interest will accrue at an annual rate equal to   % (the
"Initial Interest Rate").

    On the Reset Date, the interest rate on the Securities will be reset so as to equal the Adjusted Rate (as defined below). Notwithstanding the foregoing, the interest rate on the Securities will not be reset on the Reset Date if the Company is obligated to purchase the entire principal amount of the Securities on such date. A reset scheduled to occur on the Reset Date also may not occur if a Market Disruption Event and/or a Failed Remarketing occurs. See "--Reset of Interest Rate" below.

CALL OPTION

    The Callholder (or any successor firm) may purchase all, but not less than all, of the outstanding Securities from the holders on the Reset Date (this right is referred to as the "Call Option") at a price equal to 100% of the principal amount of such Securities (the "Face Value"). In order to exercise the Call Option, the Callholder must give notice (a "Call Notice") of its intention to purchase the outstanding Securities as described below. The Company will remain obligated to pay all accrued and unpaid interest on the Securities to, but not including, the Final Maturity, except to the extent of any optional redemption of the Securities. See "--Optional Redemption". The Company must pay accrued and unpaid interest on the Reset Date to the holders of record on the Interest Payment Record Date, as provided in the Securities and the Indenture. The Callholder may not assign or otherwise transfer the Call Option to any person other than an affiliate without the prior written consent of the Company.

    To exercise the Call Option, the Callholder must give a Call Notice to the holders of outstanding Securities no later than ten Market Days (as defined below) before the Reset Date, in the manner described under "--Certain Notices" below. If the Callholder gives the Call Notice, each holder will be obligated to sell to the Callholder, and the Callholder will be obligated to purchase from each holder, at the Face Value on the Reset Date, the Securities held of record by the holder on the Reset Date. This purchase and sale will be effected through the facilities of the Depository Trust Company ("DTC"). Each holder will be deemed to have automatically tendered its Securities for sale to the Callholder on the Reset Date in accordance with applicable DTC procedures, provided the holder receives payment of the Face Value of the Securities from the Callholder on the Reset Date. Until purchased or paid for by the Company, the Securities will remain outstanding notwithstanding any exercise of the Call Option by the Callholder. See "--Settlement on Exercise of Put and Call Options." "Market Day," means a Business Day other than a day on which dealings are generally not conducted in the U.S. Treasury market.

    If the Callholder duly exercises the Call Option, all the Securities outstanding on the Reset Date will be subject to purchase by the Callholder as described above. The obligation to sell the Securities to the Callholder upon the Callholder's exercise of the Call Option applies to every holder (and every beneficial owner) of Securities (or any portion thereof) outstanding on the Reset Date, including those who acquire an interest in the Securities (or any portion thereof) after the Call Notice is given or who are otherwise unaware that the Call Notice has been given.

    On or prior to the Reset Date, if an Event of Default (as defined in the Indenture) occurs, or if certain events occur which, with the giving of notice or passage of time or both, would constitute Events of Default and such events are not cured by the Company within a specified time period, or if the Company modifies the terms or provisions of the Securities in a manner contrary to its agreement with the Callholder (as described under "--General"), the Callholder can demand that the Company settle the Call Option. If the Call Option is settled, the holders will be deemed on the Reset Date to have exercised their Put Option.

PUT OPTION

    If the Callholder does not duly exercise the Call Option, each holder of outstanding Securities may require the Company to purchase all of such holder's Securities (in whole and not in part) on the Reset Date (such right is referred to as the holder's "Put Option") at the Face Value of the Securities purchased, in the manner described in the next paragraph. The Company will remain obligated to pay all accrued and unpaid interest on the purchased Securities that becomes payable on the Reset Date to the holders of record on the corresponding Interest Payment Record Date, as provided in the Securities and the Indenture. If for any reason the Company does not pay the Face Value on the Reset Date to the holders on the Reset Date, the Company must pay the interest that accrues at the Initial Interest Rate from the Reset Date to the date payment is actually made by the Company to the holders on the Reset Date.

    On the Reset Date, each holder will be deemed to have exercised its Put Option automatically in respect of the full principal amount of the Securities held of record by it on the Reset Date unless either (x) the Callholder has duly given a Call Notice or (y), if the Callholder does not exercise the Call Option,
(i) the holder of record on the seventh Market Day prior to the Reset Date gives notice to the Trustee no later than 10:00 A.M. (New York City time) on such Market Day that the holder elects not to sell any of its Securities to the Company on the Reset Date (a "Hold Notice") and (ii) the Hold Notice is an Effective Hold Notice (as defined below). A Hold Notice must be given in the manner described under "--Certain Notices." With respect to each holder, if the Callholder does not duly exercise the Call Option and such holder does not give an Effective Hold Notice, the Company will be obligated to purchase from such holder, and such holder will be obligated to sell to the Company, at Face Value on the Reset Date, the Securities held of record by such holder on the Reset Date. Such sale and purchase will be effected through the facilities of DTC, with each holder who has not given an Effective Hold Notice being deemed to have automatically tendered its Securities for sale to the Company on the Reset Date in accordance with applicable DTC procedures. If the Company is obligated to purchase any Securities pursuant to the Put Option, the Securities subject to purchase will remain outstanding until the Company pays the Face Value (with accrued interest at the Initial Interest Rate). See "--Settlement on Exercise of Put and Call Options."

    Notwithstanding the foregoing, each holder shall be deemed to have exercised its Put Option and may not continue to hold any portion of the Securities by giving a Hold Notice if (i) the Company is required to pay the Callholder the Call Option Termination Amount, (ii) the Company is obligated to purchase the Securities in connection with the failure of the Callholder to pay the Face Value of the Securities on the Reset Date, or (iii) the Callholder determines that a Market Disruption Event and/or a Failed Remarketing, as described below, has occurred or is continuing on consecutive Market Days starting on the Calculation Date and ending on (and including) the third Market Date prior to the Reset Date. Notwithstanding any exercise of the Put Option with respect to the Securities, the Securities shall remain outstanding until the Face Value (and accrued interest thereon, if any, at the Initial Interest Rate) in respect thereof has been paid.

    An "Effective Hold Notice" is a Hold Notice, provided Hold Notices are duly given by the holders of record of at least 10% of the aggregate principal amount of the Securities outstanding on the tenth Market Day prior to the Reset Date (the "10% Requirement"). If any holder gives a Hold Notice to the Trustee and the 10% Requirement is not satisfied, the Trustee will give written notice that such holder's notice is not an Effective Hold Notice (a "10% Requirement Notice") to the holder and the Company no later than the close of business on the seventh Market Day before the Reset Date, in the manner described under "--Certain Notices" below.

RESET OF INTEREST RATE ON THE SECURITIES

    The interest rate on the outstanding Securities will be reset on the Reset Date if either (x) the Callholder duly exercises its Call Option or (y) if the Callholder does not duly exercise its Call Option, but an Effective Hold Notice is given by holders under the 10% Requirement. Notwithstanding the foregoing, however, the interest rate will not be reset if a Market Disruption Event and/or a Failed Remarketing occurs, as (and to the extent) described below.

    The Company has initially appointed the Callholder as its agent for the purpose of resetting the interest rate (such agent or any successor agent, the "Calculation Agent"). If the interest rate is to be reset on the Reset Date, the Calculation Agent will reset the interest rate as follows:

    Between the tenth Market Day prior to the Reset Date and 11:00 A.M., New York City time, on the Calculation Date (as defined below), the Calculation Agent will select at least three financial institutions (one of which will be the Callholder if it so requests) that deal in the Company's debt securities and have agreed to participate as reference dealers on the terms described below (the "Reference Dealers"). The Callholder may require that each Reference Dealer commit in writing that, if it is selected as the Final Dealer (as defined below), it will purchase all the Securities that the Callholder purchases pursuant to the Call Option and tenders to the Final Dealer for resale on the Reset Date. The Final Dealer must make this purchase on the Calculation Date (as defined below) or, if applicable, on a subsequent day, as described below, for settlement on the Reset Date. The Final Dealer must purchase the Securities at the Final Offer Price (as defined below).

    On a Market Day chosen by the Calculation Agent, which will fall into the period beginning with and including the sixth Market Day and ending with and including the fourth Market Day before the Reset Date (this Market Day is referred to as the "Calculation Date"), the Calculation Agent will undertake the following actions to calculate the Adjusted Rate at which interest will accrue on the Securities from and including the Reset Date to but excluding the Final Maturity (such period, the "Reset Period").

    At approximately 12:00 P.M. New York City time, the Calculation Agent will:

        (1) obtain from the Callholder the approximate 10-year U.S. Treasury bond yield at or about such time, which will be expressed as a percentage (the "Designated Treasury Yield") and will be based on the then-current, 10-year U.S. Treasury bond (the "Designated Treasury Bond");

        (2) calculate and provide to the Reference Dealers, a preliminary, hypothetical price at which the Securities might be offered for sale to a Reference Dealer on the Reset Date (the "Offer Price"). The Offer Price will be expressed as a percentage of the principal amount of the Securities and will equal 100% plus the Margin (as defined below), if the Treasury Rate Difference (as defined below) is positive, or 100% minus the Margin, if the Treasury Rate Difference is negative. The "Margin" will be expressed as a percentage of the principal amount of the Securities and will equal the present value of the absolute value of the Treasury Rate Difference applied to 20 semi-annual periods (i.e., 10 years), discounted at the Designated Treasury Yield divided by two. The "Treasury Rate Difference" means the
    percentage (which may be positive or negative) equal to (a)       % (the
    "Initial Treasury Yield") minus (b) the Designated Treasury Yield; and

        (3) request that each Reference Dealer provide to the Calculation Agent, when the Calculation Agent notifies each Reference Dealer of the Final Offer Price as described below, a firm bid, expressed as a percentage representing an interest rate spread (the "Spread") over the Designated Treasury Yield at which such Reference Dealer would be willing to purchase on the Calculation Date for settlement on the Reset Date, at the Final Offer Price, all of the Securities then outstanding. Each such firm bid is to be given on an "all-in" basis and is to remain open for at least 30 minutes after it is given.

    At approximately 12:30 P.M. New York City time, the Calculation Agent will obtain from the Callholder the Designated Treasury Yield on a final basis, and will calculate the Offer Price on a final basis (the "Final Offer Price"). The Calculation Agent will then provide the Final Offer Price to the Reference Dealers and request that each Reference Dealer submit its bid as described above. If the Calculation Agent receives at least two bids, the following will occur:

        (1) the Reference Dealer providing the bid representing the lowest all-in Spread (the "Final Spread") will be the "Final Dealer"; provided that if more than one Reference Dealer has provided a bid representing the lowest all-in Spread (each a "Qualifying Reference Dealer"), the Calculation Agent will so notify each Qualifying Reference Dealer and each Qualifying Reference Dealer will have the opportunity immediately thereafter to submit a second firm bid in the manner and on the terms specified above (provided that the second firm bid of each

    Qualifying Reference Dealer must represent an all-in Spread that is at least as low as its first firm bid), and the Qualifying Reference Dealer providing the bid representing the lowest all-in Spread will be the Final Dealer. If more than one Qualifying Reference Dealer has provided a second firm bid representing the lowest all-in Spread, then the Calculation Agent shall choose the Final Dealer;

        (2) if the Callholder has exercised the Call Option, the Final Dealer will be obligated to purchase from the Callholder at the Final Offer Price, for settlement on the Reset Date, all the Securities that the Callholder purchases pursuant to the Call Option and tenders for resale to the Final Dealer on the Reset Date (assuming that the interest rate on the Securities will be reset so as to equal the Adjusted Rate during the Reset Period);

        (3) the Calculation Agent will calculate and provide to the Company the "Adjusted Rate," which will be the semi-annual, bond-equivalent, fixed interest rate on the Securities that is required to produce, during the Reset Period, a semi-annual, bond-equivalent yield on the Securities that equals the sum of the Final Spread plus the final Designated Treasury Yield, assuming that the Securities are purchased on the Reset Date at the Final Offer Price and will be purchased by the Company at Face Value at Final Maturity; and

        (4) the interest rate on the Securities will be adjusted so as to equal the Adjusted Rate, effective from and including the Reset Date to but excluding the Final Maturity. If the Callholder has not exercised the Call Option and any holder has given an Effective Hold Notice to the Trustee, the Company will promptly give written notice of the Adjusted Rate to the holder.

    All determinations of the Designated Treasury Yield and the Designated Treasury Bond as described above will be made by the Callholder even if another party acts as the Calculation Agent, unless the Callholder has elected not to exercise the Call Option.

    If the Calculation Agent determines that, on the Calculation Date, (1) a Market Disruption Event (as defined below) has occurred and is continuing and/or
(2) fewer than two Reference Dealers have provided firm bids in a timely manner pursuant to participation agreements satisfactory to the Callholder substantially as described above (a "Failed Remarketing"), then the steps described above will be taken on the next Market Day on which the Calculation Agent determines that no Market Disruption Event has occurred or is continuing and on which at least two Reference Dealers have provided qualifying bids.

    If the Calculation Agent determines that a Market Disruption Event and/or a Failed Remarketing has occurred or is continuing for the entire period starting on the Calculation Date and ending with (and including) the third Market Day preceding the Reset Date, then the Callholder will be deemed not to have exercised its Call Option, all the holders will be deemed to have exercised the Put Option and the Company will then be required to purchase all the Securities from the holders on the Reset Date at Face Value (and will pay the Callholder an amount equal to the Margin, if the Treasury Rate Difference is positive). In these circumstances the holders of Securities may not continue to hold the Securities by giving an Effective Hold Notice. The Calculation Agent will notify the Company if it makes such a determination promptly after the close of business on the third Market Day preceding the Reset Date. The Company will give notice to the holders that it will purchase the Securities from the holders on the Reset Date at Face Value, no later than the second Market Day prior to the Reset Date in the manner described under "--Certain Notices" below. The Callholder will make the determinations and give the notice to the Company described in this paragraph and in the preceding paragraph even if it is not acting as Calculation Agent.

    "Market Disruption Event" means any of the following: (1) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (2) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (3) an occurrence of a material adverse change in the existing financial, political or economic conditions in the United States of America; (4) an outbreak or escalation of hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (5) an occurrence of a material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

    There is no assurance that the Calculation Agent will receive at least two qualifying bids from Reference Dealers in connection with the Reset Date. The Callholder in its sole discretion will make all determinations regarding Market Disruption Events and Failed Remarketings, including whether or not any such event has occurred or is continuing.

    If the Callholder has not duly exercised the Call Option, the Final Dealer will not be obligated to purchase the Securities from any holder, and no holder will be obligated to sell Securities to the Final Dealer. Consequently, holders should bear in mind that at the time they are required to decide whether to give a Hold Notice they will not know, and therefore should not assume, that any dealer will be prepared to purchase their Securities at the Final Offer Price or otherwise.

    All of the Calculation Agent's (or the Callholder's, as the case may be) determinations regarding the matters described above will, absent manifest error, be final, conclusive and binding on all concerned and will not give rise to any liability on the part of the Calculation Agent, or the Callholder, the Trustee or the Company or their respective agents.

SETTLEMENT ON EXERCISE OF THE PUT AND CALL OPTIONS

    If the Call Option is exercised, then, on the Reset Date, all beneficial interests in the Securities will be transferred to a DTC account designated by the Callholder. The transfers will be made automatically, without any action on the part of any beneficial owner, by book entry through DTC. The Callholder will be obligated to make payment of the Face Value of the Securities to DTC or its nominee by the close of business on the Reset Date, for credit to the accounts of the DTC participants through which beneficial interests in the Securities are held. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures.

    If the Callholder does not pay the Face Value of the Securities on the Reset Date, the Call Option will be deemed not to have been exercised, and the Put Option will be deemed to have been exercised with respect to all of the outstanding Securities. In these circumstances, the holders of the Securities may not continue to hold the Securities by giving an Effective Hold Notice, and the Company will be obligated to pay to the holders on the Reset Date the Face Value of the Securities (plus accrued interest at the Initial Interest Rate from the Reset Date to, but excluding, the date payment is made) no later than two Business Days after the Reset Date, with settlement occurring as described in the next paragraph. In any event, the Company will remain obligated to pay on the Reset Date accrued and unpaid interest due on the Securities to the holders of record on the corresponding Interest Payment Record Date, as provided in the Securities and in the Indenture. Failure by the Callholder to pay the Face Value of the Securities on the Reset Date will not constitute an Event of Default under the Indenture.

    If the Put Option is exercised, then, on the Reset Date, all beneficial interests in the Securities to be purchased will be transferred to a DTC account designated by the Company. The transfers will occur automatically, without any action on the part of any holder or beneficial owner, by book entry through DTC. The Company will be obligated to make payment of the Face Value of the Securities to be purchased to DTC or its nominee, for credit to the accounts of the DTC participants through which beneficial interests in these Securities are held, by the close of business on the Reset Date (or, if the Put Option is deemed to have been exercised as contemplated in the previous paragraph, by the close of business on the second Business Day following the Reset Date). Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures. If the Company does not pay the Face Value of the Securities on the Reset Date, the Company will also pay to the holders on the Reset Date, in addition to the Face Value, accrued interest at the Initial Interest Rate from the Reset Date to, but excluding, the date the payment is made. With respect to all the Securities, whether or not purchased pursuant to the Put Option, the Company will remain obligated to make payment of accrued and unpaid interest due on the Securities, with interest payable on the Reset Date being payable to the holders of record on the corresponding Interest Payment Record Date, as provided in the Securities and in the Indenture.

    The transactions described above will be executed on the Reset Date (or on the second Business Day thereafter, to the extent specified above) through DTC in accordance with the procedures of DTC. The accounts of the respective DTC participants will be debited and credited and beneficial interests in the Securities will be delivered by book entry as necessary to effect such purchases and sales thereof. The transactions will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

    The settlement procedures described above, including those for payment for and delivery of Securities purchased by the Callholder or the Company on the Reset Date (or on the second Business Day thereafter, to the extent specified above), may be modified by the Company, despite any contrary terms in the Indenture, if so required by DTC. In addition, these settlement procedures may be modified by the Company if the book-entry system is no longer available for the Securities at the relevant time, to the extent required to accomplish these transactions with certificated Securities. In addition, the Callholder and the Company may, notwithstanding any contrary terms of the Indenture, modify the settlement procedures referred to above in order to facilitate the settlement process.

    Under the terms of the Securities, the Company has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, at all times until the Final Dealer notifies the Company that the remarketing of the Securities is complete, (1) it will use its best efforts to maintain the Securities in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the Securities in book-entry form and (2) it will not exercise any discretionary right it may have under the Indenture to cause the Securities to be issued in certificated form.

    For further information with respect to payments, transfers and settlement through DTC, see "--Global Securities" below.

OPTIONAL REDEMPTION

    The Securities will not be redeemable on or prior to the Reset Date.

    Following the Reset Date, if any, the Securities will be redeemable, in whole or in part, at the option of the Company at any time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the greater of
(i) the Face Value of the Securities to be redeemed or (ii) as determined by an Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption on such date.

    "Treasury Rate" means, with respect to any redemption date, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the period of time remaining between the date of redemption of such Securities and the Final Maturity of the Securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the period of time remaining between the date of redemption of such Securities and the Final Maturity of the Securities.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations (if any), or (ii) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Independent Investment Banker" means the Reference Treasury Dealer appointed by the Company.

    "Reference Treasury Dealer" means each of Goldman, Sachs & Co., NationsBank Montgomery Securities LLC, Morgan Stanley & Co. Incorporated, Warburg Dillon Read LLC and Salomon Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 P.M. (New York City time) on the third Business Day preceding such redemption date.

GLOBAL SECURITIES

    When the Securities are initially issued, one or more global securities (the "Global Securities") will represent the Securities. These Global Securities will have an aggregate principal amount equal to that of the Securities they represent. Each Global Security will be deposited with, or on behalf of, DTC, as depository (the "Depository"), and registered in the name of Cede & Co., a nominee of the Depository. The Global Securities will bear legends stating the restrictions on exchanges and registration of transfer referred to below and any other matters provided for by the Indenture.

    The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including each of the underwriters set forth in "Underwriting" below (the "Underwriters")), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a participant, either directly or indirectly.

    Unless otherwise provided by any provision of the Indenture or the Securities described in this prospectus, no Global Security may be exchanged in whole or in part for registered Securities, and no transfer of a Global Security in whole or in part may be registered in the name of any person other than the Depository for such Global Security or any nominee of the Depository unless (1) the Depository has notified the Company that it is unwilling or unable to continue as Depository for the Global Security or has ceased to be qualified to act as Depository as required pursuant to the Indenture or (2) there shall have occurred and be continuing an Event of Default with respect to the Securities represented by such Global Security. All Securities issued in exchange for a Global Security or any portion of a Global Security will be registered in such names as the Depository may direct.

    As long as the Depository, or its nominee, is the registered holder of a Global Security, the Depository or its nominee, as the case may be will be considered the sole owner and holder of such Global Security and the Securities represented thereby for all purposes under the Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security (1) will not be entitled to have such Global Security or any Securities represented by the Global Security registered in their names, (2) will not receive or be entitled to receive physical delivery of certificated Securities in exchange for the Global Security and (3) will not be considered to be the owners or holders of such Global Security or any Securities represented by the Global Security for any purpose under the Securities or the Indenture. Payments of principal of and interest on a Global Security will be made to the Depository or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in a Global Security.

    Institutions that have accounts with the Depository or its nominee ("participants") and persons that may hold beneficial interests through participants are the only holders who may own beneficial interests in a Global Security. In connection with the issuance of any Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will occur only through, records maintained by the Depository (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depository. None of the Company, the Trustee, the Calculation Agent, the Callholder, any Paying Agent, or the Security Registrar or any of their respective agents will have any responsibility or liability (1) for any aspect of the Depository's or any participant's records relating to, or for any payments, transfers or other transactions, or any notices or other communications, among the Depository, any direct or indirect participants therein and any beneficial owners of a Global Security, or (2) for maintaining, supervising or reviewing any records relating to such beneficial interests. For all purposes of the Securities and the Indenture, any payment or notice to be made or given with respect to the Securities by the Company or the Callholder shall be deemed made or given when made or given to the Depository or its nominee, in accordance with its procedures.

CERTAIN NOTICES

    With respect to any Securities represented by a Global Security, Call Notices, 10% Requirement Notices and any other notices to be given to the holders of the Securities will be deemed to have been duly given to the holders when given to DTC, or its nominee, in accordance with DTC's policies and procedures. The Company believes that DTC's practice is to inform its participants of any such notice it receives in accordance with its policies and procedures. Persons who hold beneficial interests in the Securities through DTC or its direct or indirect participants may wish to consult with them about how notices and other communications relating to the Securities may be given and received through the facilities of DTC. None of the Company, the Calculation Agent, the Callholder or the Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Securities in global form.

    With respect to Securities not represented by a Global Security, Call Notices, 10% Requirement Notices and any other notices to be given to the holders of the Securities will be deemed to have been duly given to the holders upon the mailing of such notices to the holders at their respective addresses as they appear on the Security Register maintained by the Company or its agent as of the close of business before the day notice is given.

    Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

    Hold Notices may be given by a holder of a Security to the Trustee only by facsimile transmission or by mail and must actually be received by the Trustee at the following address no later than 10:00 A.M., New York City time, on the seventh Market Day prior to the Reset Date:

    101 Barclay Street,

    New York, NY 10286

    Attention: Corporate Trust Trustee

    Fax No. (212) 815-5915

    Hold Notices may be given with respect to a Security only by the registered holder of the Security. Therefore, in the case of any beneficial interest in a Security represented by a Global Security, a Hold Notice must be given by DTC or its agent, and any owner of a beneficial interest that wants a Hold Notice to be given with respect to such interest will need to make arrangements with DTC and/or the applicable direct or indirect participants for the notice to be given in a timely manner.

THE CALCULATION AGENT

    The Calculation Agent may resign at any time by giving notice to the Company (with a copy to the Trustee) of such resignation. The Calculation Agent may at any time be removed for cause by the Company. The Company shall take such action as is necessary to ensure that there shall at all relevant times be a qualified financial institution appointed and acting as the Calculation Agent. Neither the resignation of the Calculation Agent nor its removal for cause by the Company will affect the Callholder's ownership of the Call Option.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Securities by an initial holder of the Securities who purchases the Securities
on         , 1998. This summary is based upon current provisions of the Internal
Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all federal tax considerations applicable to all categories of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers) some of which may be subject to special rules. In addition, this summary is limited to holders who will hold the Securities as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary only addresses the United States federal income tax considerations relating to the Securities held until the Reset Date.

    INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

    Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

TREATMENT OF SECURITIES

    Although there is no authority on point characterizing instruments such as the Securities, and the matter is not free from doubt, the Company intends to treat the Securities as debt instruments that mature on the Reset Date for United States federal income tax purposes. Based on such treatment, the issue price of the Securities will be equal to the first price at which a substantial amount of the Securities are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) without regard to any amount paid by the holder of the Call Option as option premium with respect to the Call Option. So viewed, and provided the principal amount of the Securities does not exceed their issue price by more than a statutory de minimis amount, the Securities would not be treated as having original issue discount, and a holder of Securities would account for interest income from the Securities in accordance with its regular method of accounting.

    Under the foregoing treatment, upon the sale, exchange, redemption or other disposition by a holder of Securities, the holder generally should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Securities (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Securities at the time of the sale, exchange, redemption or other disposition. Assuming the Securities are not treated as having original issue discount, an initial holder's adjusted tax basis in the Securities generally will equal the holder's purchase price for such Securities.

    It is possible that the Service will disagree with, or that a court will not uphold, the foregoing treatment of the Securities. In particular, the Service could seek to treat the Securities as maturing on the Final Maturity rather than the Reset Date, in which case (1) the issue price of the Securities would include the premium paid by the holder of the Call Option with respect to the Call Option, and (2) the holder would be treated as selling a Call Option to the holder of the Call Option for an amount equal to the premium paid by the holder of the Call Option for the Call Option. The amount deemed received as consideration for sale of the Call Option would be treated as an option premium paid to such holder (and consequently would not be recognized as income on the writing of the Call Option). Because of the reset process, if the Securities were treated as maturing on the Final Maturity, holders would be subject to certain Treasury Regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in gross income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Securities at the beginning of each interest accrual period and a projected yield to maturity which would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Final Maturity, with terms and conditions otherwise similar to those of the Securities), which would likely be substantially equivalent to the stated interest rate on the Securities prior to the Reset Date. In addition, the character of any gain or loss recognized on the sale, exchange, retirement or other disposition of the Securities could differ from that set forth in the preceding paragraph. For example, if the Contingent Debt Regulations applied, any gain recognized on the sale of the Securities would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

FOREIGN HOLDERS OF SECURITIES

    Interest paid with respect to the Securities to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Securities, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under the penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Securities, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States or any State thereof (including the District of Columbia), a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includible in gross income for United States federal income tax purposes, regardless of its source, or, subject to certain exceptions, a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions.

    A Foreign Holder generally will not be subject to United States federal income tax with respect to any gain recognized upon the disposition of Securities unless (1) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (2) in the case of any individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (3) the Securities are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

BACKUP WITHHOLDING

    Payments made on the Securities and proceeds from the sale of Securities will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

                                  UNDERWRITING

    The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the Securities. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Securities indicated in the following table:

                                                                         Principal
                                                                          Amount
                            Underwriters                               of Securities
---------------------------------------------------------------------  -------------
Goldman, Sachs & Co..................................................  $
NationsBanc Montgomery Securities LLC................................
Morgan Stanley & Co. Incorporated....................................
Warburg Dillon Read LLC..............................................
                                                                       -------------
    Total............................................................  $ 250,000,000
                                                                       -------------
                                                                       -------------

    Securities sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Securities sold by the Underwriters to securities dealers may be
sold at a discount from the initial public offering price of up to   % of the
principal amount of the Securities. Any such securities dealer may resell any Securities purchased from the Underwriters to certain other brokers or dealers
at a discount from the initial public offering price of up to   % of the
principal amount of the Securities. If all the Securities are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The Securities are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

    In connection with the offering, the Underwriters may purchase and sell Securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Securities than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Securities while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Securities sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Securities. As a result, the price of the Securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    From time to time, certain of the Underwriters or certain of their affiliates have provided various commercial or investment banking services and other services to the Company and its affiliates.

    The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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                                ------------------------------------------------
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                                ------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the Securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the prospectus is current only as of their respective dates.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                Page
                                                -----
The Company................................         S-2
Recent Developments........................         S-2
Use of Proceeds............................         S-4
Capitalization.............................         S-4
Description of the Securities..............         S-4
Certain U.S. Federal Income Tax
  Considerations...........................        S-15
Underwriting...............................        S-17

                       Prospectus

Where You Can Find More Information........           2
Documents Incorporated by Reference........           2
Reports to Holders of Senior Notes.........           3
Forward-Looking Statements.................           3
Prospectus Summary.........................           4
Selected Financial Information.............           5
Central Power and Light Company............           6
Ratios of Earnings to Fixed Charges........           6
Use of Proceeds............................           6
Description of the Senior Notes............           6
Legal Opinions.............................          13
Experts....................................          14
Plan of Distribution.......................          14

                                  $250,000,000
                        CENTRAL POWER AND LIGHT COMPANY

                          % Puttable Securities PURS-SM-
                             due              , 20

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              GOLDMAN, SACHS & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                           MORGAN STANLEY DEAN WITTER
                            WARBURG DILLON READ LLC

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